

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

May 9, 2008

Via U.S. Mail
Ms. Carol J. Ward
Cable Holdco, Inc.
Three Lakes Drive
Northfield, Illinois 60093

      Re: Cable Holdco, Inc.
              Registration Statement on Form S-4 and S-1
              Filed April 11, 2008
              File No. 333-150212

Dear Ms. Ward:

We have limited the review of your filing to those issues identified in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please ensure consistency of disclosure throughout the documents filed on behalf of Cable Holdco, Inc. and Ralcorp Holdings, Inc. In addition, where comments on a particular filing's disclosure are applicable to disclosure in another filing, please make corresponding changes. This will eliminate the need for us to repeat similar comments.

2.   You state that once a final decision is made, you may amend the registration statement and Ralcorp's proxy statement and registration statement to reflect a spin-off rather than a split-off, and Kraft may also file a tender offer statement on Schedule TO. If you decide to do a spin-off, we will need sufficient time to review any such amendments and filings.

3.   Given the proposed structure of the transaction involving the distribution of securities of Cable Holdco, Inc. to holders who validly tender shares of Kraft Food Inc. in the exchange offer/tender offer, please provide an analysis of whether Kraft Foods, Inc. should be identified as an underwriter as defined in Section 2(a)(11) of the Securities Act of 1933. We may have further comment.

Cover Page

4.   Revise to make clear that the value of Splitco stock received and, following the Merger, the value of the Ralcorp stock received may not remain above the value of the Kraft common stock tendered in the exchange following the expiration date of the exchange offer.

Questions & Answers, page iii

5.   Avoid duplicative disclosure in the Q&As and revise to provide concise answers to questions throughout. In this regard, portions of the response in the second and third Q&As on page iii contain duplicative disclosure. Similarly, please revise to consolidate the information appearing in the first and last Q&A on page v regarding the availability of indicative exchange ratios during the exchange offer.

"What do I do if I want to retain all of my shares of Kraft common stock....," page ix

6.   Please explain in this answer that although a Kraft shareholder may choose not to take any action, they will not be in the same position after the merger as they were prior to the merger transactions. For example, disclose here that they will hold shares in a company that no longer owns the Post cereal business.

Risk Factors, page 20

"Ralcorp does not anticipate paying any dividends on Ralcorp common stock...," page 21

7.   Please state in this risk factor the annual cash dividends per share Kraft has paid in the last several years.

Closing Comments

        As appropriate, please amend the above filing in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Mellissa Campbell Duru at (202) 551-3757 or me at (202) 551-3611 with any questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Christopher Harrison, Esq.
      Cravath, Swaine & Moore LLP
      (212) 474-4700
      A. Parker
      J. Davis
      J. Giugliano
      M. Duru